FORM C-AR

Annual Company Report 2022
THE FREEMAN BERKSHIRES, LLC

227.202 Ongoing Reporting Requirements

A company that has sold securities in a Regulation Crowdfunding offering is required to provide an annual report no later than 120 days after the end of its fiscal year. This report must be filed with the SEC, on EDGAR, using Form C-AR; and also posted on the issuer's website.

This annual report must include:

1) Financial statements for the fiscal year just ended, certified to be true and correct by the principal officer (*e.g.*, CEO). But if the company has financial statements that have been either reviewed or audited by an independent CPA – for example, because a bank or other creditor required them for a loan – then the company must provide those instead. In that case, the certification by the principal officer isn't required.

2) Updated versions of all the disclosures that were required by 227.201, paragraphs (a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s) and (x) on the original Form C.

A company may (but is not required to) stop preparing and filing annual reports when:

1) The company is required to file reports under Exchange Act Sections 13(a) or 15(d) (because it became a publicly-reporting company); or
2) The company has filed at least one annual report and has fewer than 300 holders of record of its securities; or
3) The company has filed at least three annual reports and has total assets that do not exceed $10 million; or
4) The company or another party purchases or repurchases all of the securities issued pursuant to Regulation Crowdfunding, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) The company liquidates or dissolves in accordance with state law.

A company that becomes eligible to stop preparing and filing annual reports and wishes to do so must file Form C-TR within five days of becoming eligible. In other words, if your company becomes eligible as soon as you file this report, then file the Form C-TR within five days of filing this report.

§227.201(a) – Basic Information About the Company

Name of Company	The Freeman Berkshires, LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	DE
Date Company Was Formed (from the Company's Certificate of Incorporation)	September 19, 2019
Kind of Entity (Check One)	_____ Corporation __X___ Limited liability company _____ Limited Partnership
Street Address	391 E. Las Colinas Blvd, 130-331 Irving, TX 75039
Website Address	https://sharedestates.fund/freemanberkshires

§227.201(b) – Directors and Officers of the Company

This question asks for information about each person who is an officer and director of the Company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.
- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your Company is a limited liability company, include any individual who is a manager or an officer. If your LLC is managed by its members, include all members.
- If your Company is a general partnership, include any individual who is a general partner or an officer.
- Include officers and directors of the SPV if you are using one (and if they are different).

Person #1

Name	Daniel Dus	
All positions with the Company and How Long for Each Position	**Position:** Managing Partner of Shared Estates Asset Fund, GP, the Manager of, Shared Estates Asset Fund 1, LLC, the Manager of The Freeman Berkshires, LLC	**How Long:** Since inception
Business Experience During Last Three Years (Brief Description)	Real estate development and operations; solar project execution	
Principal Occupation During Last Three Years	Head of Renewables Business, Adani Solar USA, LLC	

Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Independent board of directors	**Business:** Peck Company Holdings, Inc.

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the Company.

This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.

- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	Daniel Dus is the Managing Partner of Shared Estates Asset Fund, GP, which is the Manager of Shared Estates Asset Fund 1, LLC, which is the Manager of the Company. Hence, Mr. Dus controls the Company.
Name	

§227.201(d) – The Company's Business and Business Plan

About the Vision

Shared Estates Asset Fund is a vertically integrated, carbon-neutral real estate redevelopment company and owner-operator of luxury estates for short-term rental. Industry experts say "The sharing economy, including short-term rentals, is growing fast."[1] Shared assets are accessible peer-to-peer (P2P) via a community based online platform, such as VRBO, HomeAway or AirBNB.[2][3][4]

The Shared Estates Asset Fund, GP (the "Sponsor") is focusing its acquisitions in the Berkshires of Western Massachusetts, which offer a rare, robust year-round vacation rental market.[5][6] This is a region

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[1] https://knowledge.wharton.upenn.edu/article/short-term-rentals-the-transformation-in-real-estate-and-travel-set-to-check-in/

[2] https://www.vrbo.com/

[3] https://www.expediagroup.com/brands/homeaway/

[4] https://www.airbnb.com/

[5] https://www.travelandleisure.com/travel-guide/berkshires

[6] https://travel.usnews.com/The_Berkshires_MA/

with a unique inventory of luxury estates from the 1800s and early 1900s. The area enjoyed an industrial and cultural heyday in the 1800s and early 1900s, but lost tens of thousands of jobs as major industrial companies like General Electric shuttered offices and manufacturing centers. As a result, there are many estates that are dramatically under-utilized, haven't been renovated in decades and are even under threat of structural failure. The Sponsor plans to bring a number of these luxury and historic properties into the reach of middle class family gatherings, at a lower cost per person than standard hotel rooms. Through rehabilitation of historic properties from a vibrant past, creation of sustainable jobs and fueling the robust local tourist economy, the Fund is driving revitalization of this beautiful rural County.

This plan is an outline of, The Freeman Berkshires, the second of a series of properties that the Sponsor has purchased and renovated. The PLAYHOUSE (850 Summer Street, Lee, Massachusetts), the #1 vacation rental in this market, was developed, owned and operated by the management team since 2014 and recently sold at a profit.[7]

In addition, all of the properties that the Sponsor renovates will be made carbon neutral through procurement of renewable energy credits to offset each property's energy consumption profile. Building materials will be reclaimed materials wherever possible. No single-use amenities, such as plastic cups, will be offered. Other examples of energy conscious actions to be taken include installation of high-efficiency windows and plantings of native and edible landscaping.

Investors in the Freeman Berkshires were offered a preferred return on their investment and additional specified returns based on overall performance of property operations and ultimate sale.

About the Project

This property is located at 46 Bow Wow Rd, Egremont in Massachusetts (the "Property" or "Project")[8] and was renamed The Freeman Berkshires upon purchase, in tribute to Elizabeth Freeman. Elizabeth was a Stockbridge, Massachusetts woman, abused by her "master's" wife, and the first African American slave to sue and win her freedom under the Massachusetts constitution.[9] The Sponsor is already contributing a percentage of profits to The Elizabeth Freeman Center, a local non-profit working to end the cycle of domestic abuse and violence. A series of sculptures by local artists in a garden on the Property pay tribute to Elizabeth as well.

The Sponsor formed The Freeman Berkshires, LLC (the "Company") to purchase the Property and conduct the renovations. The Sponsor has also formed Shared Estates Asset Fund 1, LLC (the "Manager") to act as the Manager of the Company (and which the Sponsor will manage). The property is a five-bedroom, five-and-a-half bathroom, 11,400 square foot estate, on forty-one acres with tennis courts and pond. Rehabilitation work completed maintains the residential use and establishes the Property as a leading short term luxury rental space in the Berkshire County tourist economy.

All construction work was executed by a Massachusetts Licensed General Contractor, Jason Dus Construction. All work was performed in accordance with code requirements and construction industry

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[7] https://www.vrbo.com/4258796ha
[8] https://goo.gl/maps/xyMKqVbteMtvGo6M6
[9] https://www.npr.org/2020/02/27/809723362/in-the-1700s-an-enslaved-massachusetts-woman-sued-for-her-freedom-and-won

best-practices. The Sponsor team has executed more than $1 billion of construction projects in over 17 states nationwide. All work has now been completed and the property has been accepting guests since November 2021.

The Property is just over 100 miles from both Boston and New York City. It is roughly ten minutes from downtown Great Barrington and Egremont, less than ten minutes from Mt. Washington State and East Mountain State Forest and their extensive hiking trails.[10] [11] [12] Bash Bish Falls and Catamount Ski Area are also close by.[13] [14] Harman Marsh Pond is onsite.

Renovations were substantially completed by the end of December, 2021 and the property is being rented on many short term vacation rentals sites, is operational and is in the process of being rent-stabilized. The Managers have begun the process of finding a buyer. However, there is no guarantee that the Property will sell as quickly. This is a unique property and a precise timeline for sale is unknown. For that reason, while we are projecting a sale within 5 years, we have also included a return calculation for 10 years. See "About the Return" for a comparison of potential return to investors if the Property is sold in five years versus 10.

The Company has offered investors a 15% discount to the nightly rate at The Freeman Berkshires property for up to seven nights per year; If the investor lives in Berkshire County, the Company offered a little more with a 20% discount to the nightly rate. This extra discount affirms our commitment to the local community and earning local business.

About the renovation

The original section of the estate was built in the 1800s with an Adirondack Lodge layout, and a large red-brick addition was added later, increasing the property to over 11,000 square feet. The following renovations were completed during 2021:

- All bathrooms were renovated:
    - floors
    - 100% new tile
    - new tile showers
    - new toilets
    - all new vanities
    - all new fixtures
    - new millwork as needed
- Almost 100% all new fixtures throughout:
    - 100% plumbing and bathroom fixtures
    - new recessed lights
    - new chandeliers
    - new sconces throughout

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[10] https://berkshires.org/member/downtown-great-barrington-cultural-district/
[11] .https://www.google.com/search?q=egremont,+ma&source=lnms&tbm=isch&sa=X&ved=2ahUKEwiNitqt_c3rAhV6lHIEHUUWAX8Q_AUoA3oECCAQBQ&biw=1346&bih=867
[12] https://www.alltrails.com/parks/us/massachusetts/mount-washington-state-forest
[13] https://www.alltrails.com/trail/us/massachusetts/bash-bish-falls-trail
[14] https://catamountski.com/

- 100% repaint exterior including limewash
- ~85% repaint of interior
- 100% refinish of wood floors throughout all bedrooms and all common areas
- Large outdoor bluestone patio completed
- Revitalized landscaping including foundation plantings, mulch, clearing of the 40-acre property with removal of debris and significant tree work completed
- 75% new furniture ordered and delivered throughout, with rehabilitation of some of the retro 1980s furniture
- High speed fiber wifi was ordered, new fiber run to site and a commercial grade wifi system installed
- Amenities delivered:
    - Kayak and paddle board
    - Kitchen utensils, pots, knives, pans and cookware
    - Glassware, (25+ each) bowls, plates, silverware, pitchers
    - Beverage dispensers and carafes
    - Serving platters and bowls
    - Coffee maker, grinder and a Chemex
    - New refrigerator, stove, dishwasher
    - A toaster oven, microwave, bread maker, waffle-iron, Vitamix blender, crock-pot and food processor
    - Two large capacity washing machines and two dryers
    - Board games and outdoor games
    - 19 new beds and sleeper sofas:
        - Primary 1: King bed, queen pull out and chaise lounge
        - Primary 2: King bed and full convertible
        - Primary 3: King bed and full convertible
        - Bed 4: Full
        - Bed 5: Full
        - Bed 6: Two Full (bunked)
        - Lodge room: queen pull out
        - Library room: queen pull out
        - Sitting room: queen pull out
        - Three queen and three single aerobeds
    - One set of linens for each bed and extras
    - (25) bath and (25) beach towels
    - (20) umbrellas
    - (15) throw blankets and (6) jumbo bean bags
    - Foosball table and ping pong table
    - Occulus virtual reality headset, PS4 and retro arcade
    - Laptop and printer/scanner
    - (8) yoga mats and some basic equipment, weight rack and stretching straps
    - (1) large dog crate

- ○ (1) Pack-n-Play Child's Playpen, (1) Graco high-chair and baby bath, (1) baby bath, (1) baby monitor
  - ○ Emergency toiletries (eye masks, toothbrushes and paste, chargers, vanity kits, shower caps, sewing kits, deodorant, earplugs, razors and shave cream)
- Fine art hung throughout the interior
- Sculpture garden installed including namesake centerpiece
- Basement was partially finished
- Two new upsized Veissmann boilers were installed
- Radiant floor heating was completed and commissioned

Challenges in Renovation and Ramp-Up

Five significant issues arose during renovation, property set-up, listing and initial operations:

1. **COVID-Related Impacts:** COVID-related economic impacts created significant issues during renovations, including delayed receipt of construction materials, significant inflationary pressures on the costs of virtually all items including labor, materials, furniture and other goods and services critical to the renovation process. Labor supply was short and resulted in a slightly longer-than-anticipated construction time. We compensated for increased capital expenses by reducing the renovation scope, including removing the pool and greenhouse from the scope for the time being. Long-term rates for housekeeping have also escalated by roughly 10% to between $27.5 and $30 / hour, we have passed this added housekeeping cost through fully in the cleaning fee for each booking, covered by our guests.

2. **Boiler Replacement:** Although the initial home inspector indicated that the existing boiler had significant depreciation remaining to its useful life, as the winter months approached it became clear that it would not supply adequate heat to the entire home and was ailing. It is possible the Seller shut down portions of the house during the winter for reduced heating load, which was not a solution viable for our rental use. We replaced the existing boiler with a Veissmann two-stage boiler system. The system has performed well since.

3. **Septic System:** During four of the first five rental bookings as the septic system began to be used again, sewer backed up into showers and the basement to varying degrees. Each time an emergency service was contacted and various corrective actions were taken, including snaking the system, flushing the system, using cameras and replacing some interior components. Eventually it was found that a tree had grown a root system into the septic system evacuation line, materially blocking the flow of sewer from the house. Each impacted reservation had to be partially or fully refunded, significantly impacting 2021 revenues. Once identified, the system was excavated and the root system removed in January. The system has been functioning well since.

4. **Airbnb Account**: Upon listing, the property booked quickly on Airbnb, roughly $40,000 of fully pre-paid bookings were made within the first few weeks on Airbnb and the property's calendars were blocked for these dates. Unfortunately, Airbnb incorrectly flagged the Developer's Airbnb

account as violating its community standards and unilaterally terminated and refunded all rentals. Although many of the dates rebooked, some did not, this created a significant lose of 2021 revenues. Airbnb established a new account in November and transitioned the property to it and the account has been processing bookings properly ever since.

About the finances

The Property was acquired for $1,600,000 in April 2021. The Company financed the purchase with $80,000 in cash, and $1,520,000 in seller financing at 5% APR, amortizing on a 30-year schedule. Closing costs, including the initial $80,000 cash outlay, and all of the renovation work planned was fully financed through equity.

The property was listed for sale for $3.9 million upon completion of renovations. However, there is no guarantee that the Property will sell as quickly. This is a unique property and a precise timeline for sale is unknown. For that reason, while we are projecting a sale within 5 years, we have also included a return calculation for 10 years.

About the Developer

Daniel Dus is the managing Partner of Shared Estates Asset Fund, GP, the Sponsor and Manager of, Shared Estates Asset Fund 1, LLC, which in turn is the Manager of the Company. [15]

Daniel Dus is currently President of a publicly traded solar company. Daniel has contracted roughly $1 billion of construction projects in 17 states, holds an MBA, is a Stanford Certified Project Manager and a Villanova Certified Master Lean Blackbelt with a focus on project financial management. Daniel grew up in the Berkshires, where many of his family still reside. He is committed to the economic redevelopment of this beautiful region and creating opportunities for all residents to reinvest in their local real estate market.

The Sponsor's team includes Anna Battoe, David and Shannon Erwin, Orion Parrott and Jason Dus. All are general partners in Shared Estates Asset Fund, GP.

Anna Battoe is an attorney (J.D. - University of Florida, Fredric Levin College of Law) and trained accountant, currently working for US Bank, where she helps lead financial compliance training.[16] Prior to that she was a consultant at Protiviti, where she worked with multiple bulge bracket banks to support their compliance with Federal regulatory requirements. Previously, she interned at Grant Thornton, The United States Treasury (Department of Chief Counsel) and United States Securities and Exchange Commission (SEC).

David and Shannon Erwin are also General Partners. Dave is an accomplished software designer and programmer, currently a Lead Technologist at the New York Times. Shannon is a marketing and client relations specialist, including working at the School of Visual Arts in marketing, alumni and development

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[15] https://www.linkedin.com/in/danielrdus/
[16] https://www.linkedin.com/in/anna-battoe-a4202457/

roles. David and Shannon will assist in deployment of the Fund's online presence and booking platforms.

Orion Parrott is a serial entrepreneur and Berkeley MBA.[17] Having previously lived and worked in Massachusetts as a Raytheon systems engineer, he spent the last five years building businesses in tech and finance on the West Coast. He has successfully owned and operated rental property for over 20 years. Orion's role on the team is primarily finance and operations.

Jason Dus is a General Partner and Massachusetts licensed General Contractor. Jason has overseen tens of millions of dollars of turnkey construction work in the target market, and will lead rehabilitation of Fund properties.

About the Change

SMALL CHANGE INDEX™



MOBILITY



COMMUNITY



ECONOMIC VITALITY

MOBILITY		COMMUNITY		ECONOMIC VITALITY	
Urban location		Street life	✓	Underserved community	✓
Walkable	✓	Third Place	✓	Jobs Created	✓
Bike friendly	✓	Park or Plaza	✓	Incubator	
Business Corridor		Building reuse or infill	✓	Diverse workforce	
Public or other transit		Affordable housing	✓	Green features	✓
Fix your own transport		Fresh food access	✓	Even more green	✓
Transit oriented development		Minimized site disturbance	✓	Reduced parking	✓

About the Offering

The Company raised funds through two simultaneous offerings of its securities:

- An offering under §4(a)(6) of the Securities Act of 1933, which we refer to as the "Reg CF Offering";
- An offering under 17 CFR §230.506(c), which we refer to as the "Reg D Offering"; and

The proceeds, $890,000, together with seller financing, were used to purchase and renovate the property known as Freeman Berkshires, at 46 Bow Wow Rd, Egremont, MA, 01230.

About the Market

The Berkshires is a cultural tourist destination, noted as a center for the visual and performing arts. Renowned local art museums include the Norman Rockwell Museum, the Clark Art Institute, the

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[17] https://www.linkedin.com/in/orionparrott/

Massachusetts Museum of Contemporary Art (Mass MoCA), and the Williams College Museum of Art.[18] [19] [20] [21] Performing-arts institutions in the Berkshires include Tanglewood Music Center and Boston University Tanglewood Institute in Lenox, the summer home of the Boston Symphony Orchestra; Shakespeare & Company in Lenox; summer theater festivals such as the Berkshire Theater Festival in Stockbridge; and America's first and longest-running dance festival, Jacob's Pillow.[22] [23] [24] [25] [26] The area is also home to the Kripalu Center of Stockbridge, "North America's largest residential facility for yoga, holistic health and education."[27]

A variety of winter and outdoor activities attract year-round tourism, including three ski resorts (Bousquet, Butternut and Jiminy Peak) and the longest zipline in the U.S.[28] [29] [30]

As a result, the Berkshires are home to a large and growing tourist economy. Tourist spending in the Berkshires was recorded by the Massachusetts Office of Travel and Tourism as $420 million in 2017. Its unique cultural centers have resulted in the development of some of the leading U.S. resorts, spas and hotels, such as Blantyre, Canyon Ranch, Miraval (formerly Cranwell) and the Wheatleigh.[31] [32] [33] [34] None of these properties are available to lease as entire estate, or shared rental, and the cost of events at these venues reaches into the tens of thousands of dollars.

Historically, these estates were only available to the ultra-rich. But now, the Sponsor plans to market to the upper middle-class demographic including millennials. The Sponsor plans to select, redevelop, and offer new assets as luxury short term vacation rentals. By achieving low-cost acquisition and high-value upgrades, the Fund will offer renters far better value than traditional hotels and bed & breakfasts on a per-person basis. In short, the Fund brings the luxury estate experience to the middle class.

About the group travel market

Group travel includes weddings, birthdays, anniversaries, reunions, extended family vacations, corporate retreats and more. In business travel, the group travel segment is the largest and fastest growing at more than 4.5% compounding annually since 2017 and predicted to continue through 2023. A variety of attributes of group travel make it an attractive market focus for SEA Fund:

Reliable source of travel revenues

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[18] https://www.nrm.org/
[19] https://www.clarkart.edu/
[20] https://massmoca.org/about/
[21] https://artmuseum.williams.edu/
[22] https://www.bu.edu/cfa/tanglewood/
[23] https://www.bso.org/
[24] https://www.shakespeare.org/
[25] https://lenox.org/
[26] https://www.jacobspillow.org/
[27] https://kripalu.org/
[28] https://www.bousquets.com/
[29] https://skibutternut.com/
[30] https://www.jiminypeak.com/
[31] https://blantyre.com/
[32] https://www.canyonranch.com/
[33] https://www.miravalberkshires.com/
[34] https://wheatleigh.com/

Groups continue to travel regardless of economic downshifts. Groups plan well in advance of their trip, usually 6-12 months ahead; reservations are secured ahead of time.

Groups travel year-round

Other tourists are tied to prime travel seasons, but groups have different motivations for travel and often seek low-season or mid-week trips to fit their needs.

Groups result in high exposure, future interest, and repeat business

As trends and lifestyles change, so do the types of groups that travel. Destinations benefit from new travelers that range from niche travel clubs fulfilling a mission to affinity groups such as women's, performance and voluntourism groups. By the numbers, stays by these large parties result in properties obtaining more exposure over time than smaller venues; for example, the 7,000 square foot PLAYHOUSE (case study below) has hosted over 2,000 guests since it opened in 2016 – with many of these guests also becoming repeat guests. Some have already booked their fourth stay at the venue in as many years.

One decision maker delivers more travelers

Every "planner" represents a range of 20-40 potential travelers. These planners are the social networkers, organizers, coordinators, leaders or facilitators that a large family, group of friends or company has working to plan and schedule travel.

Underserved market

Historically, large groups have been limited to block-bookings of large hotels, motels or bed & breakfasts. There is a stark limitation of available inventory of stand-alone large format short term rentals. A national search of VRBO/HomeAway, filtered for properties with 19 or more bedrooms, produces only about 40 results, and fewer than a dozen are high end.

Sponsor properties deliver premium amenities and finishes at a distinct cost advantage to alternative group travel options such as hotels, motels and bed & breakfast properties. For example, a group of 25 travelers might save more than approximately $5,900 for a five-night stay:

Cost comparison	Hotel	Shared Estate
Number of occupants	25	25
Number of rooms required (average occupancy of 2)	13	N/A
Average nightly rate	$210	N/A
Group of 25	**$2,730**	**$1,548**
Cost of 5-night stay	**$13,650**	**$7,740**

About the Return

Under the LLC Agreement, all distributions will be made annually in the following order of priority, after bank or seller financing loans have been repaid:

1. First, the Available Cash shall be distributed to the Investor Members, including the Sponsor as Investor Member, until they have received their Preferred Return of 8% for the current year.
2. Second, the balance of the Available Cash, if any, shall be distributed to the Investor Members, including the Sponsor as Investor Member, until they have received any shortfall in the Preferred Return for any prior year.
3. Third, the balance of the Available Cash, if any, shall be distributed to the Investor Members, including the Sponsor as Investor Member, until they have received a full return of their Unreturned Investment.
4. Fourth, the balance of the Available Cash, if any, shall be distributed as follows until Investor Members, including the Sponsor as Investor Member, have received an amount equal to twice (200% of) their original investment in total.
    a. 80% to the Investor Members, including the Sponsor as Investor Member; and
    b. 20% to Sponsor as a promoted interest.
5. Fifth, the balance of the Available Cash, if any, shall be distributed:
    a. 60% to the Investor Members, including the Sponsor as Investor Member; and
    b. 40% to Sponsor as a promoted interest.

As a bonus, the Company is offering each Investor Member a 15% discount to the nightly rate at The Freeman Berkshires property for up to seven nights per year; If the investor lives in Berkshire County, the Company plans to offer them a little more with a 20% discount to the nightly rate. This extra discount affirms the Company's commitment to the local community and earning local business.

COVID-19 Disclosure

COVID-19 has so far had a significant negative impact on the economy overall with regards to increased unemployment, reduced consumer and travel spending, and challenges to hospitality businesses such as hotels and restaurants. However, recommendations by the National Institute of Health (NIH) and new consumer behaviors including escaping urban environments, social distancing and creating COVID bubbles have increased rural demand both for ownership and retreat opportunities.[35] [36] The rural redevelopment plan of the Company has not changed in response to COVID-19 but in fact has been reaffirmed by long term expected changes in market demand. Because of the unprecedented nature of this 100-year event, the Company discloses here both positive and negative potentialities that may result.

COVID-related economic impacts created significant issues during renovations, including delayed receipt of construction materials, significant inflationary pressures on the costs of virtually all items including

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[35]https://www.hackensackmeridianhealth.org/HealthU/2020/08/26/how-to-create-a-covid-bubble-and-why-you-should-consider-one/

[36] https://www.globest.com/2020/07/13/covid-could-cause-real-estate-vacuum-in-big-cities-boom-in-rural-towns/

labor, materials, furniture and other goods and services critical to the renovation process. Labor supply was short and resulted in longer-than-anticipated construction time.

Negative effects

- Local regulations may restrict or prohibit travel to or from other areas.[37]
- Restaurants and local amenities may be less available to potential renters encouraging them to stay at their permanent residence. Cultural performances and museums may become unavailable.
- People may be less willing to travel by air to remote destinations.
- People may be concerned about rental accommodations being fully sanitized before their stay.
- These conditions are subject to change and we don't know how long these negative effects may continue.

Positive effects

- Demand for rural real estate rentals has increased and may continue to do so. AirBnB reports a 25% increase in bookings for rural destinations over 2019. This trend resulted in stronger bookings of The Playhouse and may result in higher nightly rates and more nights booked.[38]
- Demand for rural real estate has also increased and may lead to a higher exit sale price for the Property. Sales are up 14% and pending listings are up 53% compared to last year. The website theBerkshireedge.com has called it a "buying frenzy" in the Berkshires.[39]
- As people seek to isolate themselves from urban environments, demand for all types of rural accommodations has increased.[40]
- Many more people are working from home and may need more space than available in their current primary residence. As people spend more time at home, demand for larger properties has increased and may continue to do so. Demand for amenities outside the property may decrease.
- These conditions are subject to change and we don't know how long these positive effects may continue.

§227.201(e) – Number of Employees

Company Instructions

This question asks only for the *number* of your employees, not their names.

- This information should be based on current employees, not those you intend to hire with the proceeds of the offering.
- Include both full-time and part-time employees.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 0 employees.

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[37] https://www.mass.gov/info-details/covid-19-travel-order
[38] https://www.cnbc.com/2020/08/06/rural-airbnb-bookings-are-surging-as-vacationers-look-to-escape-the-corona virus.html
[39] https://theberkshireedge.com/covid-19-spurs-real-estate-buying-frenzy-in-the-berkshires/
[40] https://www.cnn.com/2020/08/31/success/leaving-the-city-for-suburbs/index.html

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached Exhibit C: Risks of Investing for a more expansive list of potential risks associated with an investment in this Company.

§227.201(m) – Terms of the Securities

Overview

In its Regulation Crowdfunding offering, the Company sold "securities" in the form of limited liability company interests, which we refer to as "Investor Shares." Ownership of the Investor Shares is governed by the Limited Liability Company Agreement of the Company dated September 19, 2019 and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "LLC Agreement." (See Exhibit D)

Your Right to Distributions

If the Company is profitable, it will make distributions to its owners from time to time. Under the LLC Agreement, the source of the distribution is immaterial. Instead, all distributions will be made in the following order of priority:

1. First, the Available Cash shall be distributed to the Investor Members, including the Sponsor as Investor Member, until they have received their Preferred Return of 8% for the current year.
2. Second, the balance of the Available Cash, if any, shall be distributed to the Investor Members, including the Sponsor as Investor Member, until they have received any shortfall in the Preferred Return for any prior year.

3. Third, the balance of the Available Cash, if any, shall be distributed to the Investor Members, including the Sponsor as Investor Member, until they have received a full return of their Unreturned Investment.
4. Fourth, the balance of the Available Cash, if any, shall be distributed as follows until Investor Members, including the Sponsor as Investor Member, have received an amount equal to twice (200% of) their original investment in total.
   a. 80 % to the Investor Members, including the Sponsor as Investor Member; and
   b. 20% to Sponsor as a promoted interest.
5. Fifth, the balance of the Available Cash, if any, shall be distributed:
   a. 60 % to the Investor Members, including the Sponsor as Investor Member; and
   b. 40% to Sponsor as a promoted interest.

For any year that the Company realizes a taxable profit or gain, the Company will try to distribute at least enough money to you to pay any associated Federal and State income tax liabilities.

Obligation to Contribute Capital

You have no obligation to contribute more money to the Company, and you are not personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you are an owner of the Company, you generally do not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager controls all aspects of the Company's business. For all practical purposes you are a passive investor.

No Right to Transfer

Investor Shares are illiquid (meaning you might not be able to sell them) for four reasons:

- The LLC Agreement prohibits the sale or other transfer of Investor Shares without the Manager's consent.
- If you want to sell your Investor Shares the Manager has the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Investor Shares, as there would be for a publicly-traded stock.
- For a period of one year, you aren't allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Investor Shares until the Company is dissolved.

Modification of Terms of Investor Shares

The terms of the Investor Shares may not be modified or amended.

Other Classes of Securities

As of now, the Company has only two classes of securities: Investor Shares and Sponsor Shares.

The Manager owns all the Sponsor Shares and, as such, has the right to receive the distributions described above.

Whereas the owners of the Investor Shares have no right to vote or otherwise participate in the management of the Company, the Manager has total control over all aspects of the Company and its business.

Dilution of Rights

Under the LLC Agreement, the Manager has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the Investor Shares. For example, the Manager could create a class of securities that has the right to vote and/or the right to receive distributions before the Investor Shares.

The Person Who Controls the Company

Daniel Dus controls interests in the Manager, and the Manager has complete control over the Company. Therefore, Mr. Dus effectively controls the Company.

How the Manager's Exercise of Rights Could Affect You

- The Manager has full control over the company and the actions of the Manager could affect you in a number of different ways, including these:
- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.
- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve, or invest it into the project.
- The Manager could decide to hire himself or his relatives to perform services for the Company, and establish rates of compensation higher than fair market value.
- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Manager decides on renting the project, including the terms of any lease.
- The Manager decides how much of its own time to invest in the project.
- The Manager could decide to raise more money from other investors, and could decide to give those investors a better deal.

How the Securities are Being Valued

The price of the Investor Shares was determined by the Manager based on the Manager's opinion about the value of the project.

The Manager doesn't expect there to be any reason to place a value on the Investor Shares in the future. If we had to place a value on the Investor Shares, it would be based on the amount of money the owners of the Investor Shares would receive if the project were sold.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

● The risk that the person running the Company will do a bad job.
● The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.
● The risk that your interests and the interests of the person running the Company aren't really aligned.
● The risk that you'll be "stuck" in the Company forever.
● The risks that the actions taken by the person running the Company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
Uwe Bischoff	$1,520,000	5%	30-year	Refinancing efforts are required beginning in year three

EXPLANATION: The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole at the end of the fiscal year.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used

				Purchase of the property +
11/02/2020	506(c)	Preferred equity	$577,000	renovations

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions

The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

- Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Offering Amount for the current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Offering Amount is $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
  o Anyone listed in your answer to question 227.201(b); or
  o Anyone listed in your answer to question 227.201(c); or
  o If the Company was organized within the last three years, any promotor you've used; or
  o Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
  o Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Construction Contract	10/01/20	Jason Dus	Cousin of Daniel Dus, Managing Partner of Shared Estates Asset Fund, GP, the Manager of, Shared Estates Asset Fund 1, LLC, the Manager of The Freeman Berkshires, LLC	~$259,529.63
Development Fee[41]	TBD	Shared Estates Asset Fund, GP	The Sponsor	2% of project cost

---

[41] Development Fee: Pertain to the entirety of the building process and may involve a variety of pre-construction steps, such as environmental testing, securing zoning, obtaining building approvals and permits and hiring architects, engineers and contractors to complete the work. Sponsors typically charge development fees as a percentage of either hard costs or total development costs, including soft costs. Development fees vary and can range from 3% to 5% of total cost often with smaller percentages charged on larger projects.

Construction Management Fee[42]	TBD	Shared Estates Asset Fund, GP	The Sponsor	3% of project cost
Investor Management	TBD	Shared Estates Asset Fund, GP	The Sponsor	1% of gross rental income

§227.201(s) – The Company's Financial Condition

Operations

The Company began rental operations in November of 2021, collecting $16,417.42 in net rental income after refunds.

Liquidity

$12,876.75 cash on hand. See Exhibit E: Financial Statements, attached.

Capital Resources

Our capital resources (our access to capital) consists of a commitment by the Developer to provide additional equity if needed, up to $100,000.

Changes and Trends

Since the date of our original Form C, there have been no material changes in the financial condition or operations of the Company.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors
This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

---

[42] Construction Management Fee: Sponsors may charge construction fees if there is significant renovation as part of an asset business plan. In projects involving construction, the sponsor does a tremendous amount of project management, which can include working directly with a general contractor or subcontractors to determine the scope of work, gather and negotiate bids, hire and fire contractors, make key decisions along the way (e.g. interior finishes), review monthly cost reports, approve installment payments, make decisions on any change orders (usually with consent of Investment Committees), inspect progress, and approve completion. Construction management fees typically average 5% of hard construction costs or less.

EXHIBIT A: PROJECT BUDGET

Please see Financial Statements, Exhibit E for complete project budget as of 12/31/21.

EXHIBIT B: OPERATING PRO FORMA: 10 YEAR

Year Ending	Year 0 2020 Dec 20	Year 1 2021 Dec 21	Year 2 2022 Dec 22	Year 3 2023 Dec 23	Year 4 2024 Dec 24	Year 5 2025 Dec 25	Year 6 2026 Dec 26	Year 7 2027 Dec 27	Year 8 2028 Dec 28	Year 9 2029 Dec 29	Year 10 2030 Dec 30
Total Acquisition Costs											
Purchase Price	1,600,000										
Transfer PIP / Major Capital Improvement Reserve	810,000										
Closing Costs	-										
Total Acquisition Costs	**2,410,000**										
Income											
Rooms		343,545	346,770	370,077	388,389	405,280	423,961	443,398	457,951	470,401	484,513
Events		35,000	36,156	37,851	39,724	41,451	43,362	45,350	46,838	48,112	49,555
Total Revenue		378,545	382,925	407,928	428,112	446,731	467,322	488,747	504,789	518,512	534,067
Expenses											
Accounting & Financial		6,285	6,474	6,668	6,868	7,074	7,287	7,505	7,730	7,962	8,201
Repairs & Maintenance		39,939	40,610	41,293	41,987	42,693	43,410	44,140	44,882	45,636	46,403
Leasing & Marketing		2,499	2,574	2,651	2,731	2,813	2,897	2,984	3,073	3,166	3,261
Insurance		10,200	10,440	10,682	10,916	11,142	11,364	11,581	11,792	12,000	12,206
Property Management (6%)		22,713	22,976	24,476	25,687	26,804	28,039	29,325	30,287	31,111	32,044
Property Taxes		20,823	21,313	21,808	22,284	22,747	23,200	23,642	24,073	24,497	24,917
Utilities		18,740	18,993	19,250	19,510	19,773	20,040	20,311	20,586	20,864	21,146
Total Expenses		121,199	123,380	126,828	129,982	133,046	136,238	139,488	142,423	145,235	148,177
Owner's expenses											
Investor Management Fee (1% of Revenue)		3,785	3,829	4,079	4,281	4,467	4,673	4,887	5,048	5,185	5,341
Asset Management Fee (1% Capital Accounts)		8,900	8,900	8,900	8,900	8,900	8,900	8,900	8,900	8,900	8,900
NET OPERATING INCOME		**244,660**	**246,816**	**268,120**	**284,949**	**300,317**	**317,511**	**335,472**	**348,418**	**359,192**	**371,649**
Reserve for Replacement		3,785	3,829	4,079	4,281	4,467	4,673	4,887	5,048	5,185	5,341
Debt Service	Temp Loan 1,520,000					Perm Loan 1,227,570					
Loan Disbursement Net of Fees											
Interest Payments		44,329	44,329	44,329	44,329	44,329	76,906	75,930	74,894	73,793	72,625
Principal Payments		53,590	53,590	53,590	63,382	1,295,848	15,828	16,805	17,841	18,942	1,219,533
Charitable Donations (1%)		2,003	2,025	2,238	2,406	2,560	2,406	2,595	2,735	2,854	2,990
Exit											
Sales Price		-	-	-	-	-	-	-	-	-	4,129,438
Sales Expense		-	-	-	-	-	-	-	-	-	206,472
Disposition Fee (1%)											41,294
Sales Proceeds (Unlevered)		-	-	-	-	-	-	-	-	-	3,881,671
Cash Flow Before Financing	(2,410,000)	238,871	240,962	261,803	278,262	293,290	310,432	327,989	340,635	351,153	4,244,990
Cash Flow After Financing	(890,000)	140,952	143,043	163,884	170,551	180,683	217,697	235,254	247,901	258,418	2,952,832

Investor returns calculation (Waterfall)

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Totals
Capital	$ (890,000)										
Available cash from cash flow	140,952	143,043	163,884	170,551	180,683	217,697	235,254	247,901	258,418	2,952,832	
Available cash from sale											
Pref	71,200	71,200	71,200	71,200	71,200	71,200	71,200	71,200	71,200	71,200	712,000
Equity returned	69,752	71,843	92,684	99,351	109,483	146,497	164,054	136,336	0	0	890,000
Balance of equity	820,248	748,405	655,722	556,371	446,888	300,391	136,336	0	0	0	
80% LP Split	0	0	0	0	0	0	0	32,291	145,709	0	178,000
20% GP Split	0	0	0	0	0	0	0	8,073	36,427	0	44,500
Balance of cash available										2,881,632	
60% LP Split	0	0	0	0	0	0	0	0	3,049	1,728,979	1,732,029
40% GP Split	0	0	0	0	0	0	0	0	2,033	1,152,653	1,154,686
TOTAL TO LP INVESTORS	$ 140,952	143,043	163,884	170,551	180,683	217,697	235,254	239,828	219,958	1,800,179	

Total Investor Member Returns	3,512,029
Total Sponsor Returns	1,199,186
Total Returns	4,711,215

OPERATING PRO FORMA: 5 YEAR

Year Ending	Year 0 2020 Dec 20	Year 1 2021 Dec 21	Year 2 2022 Dec 22	Year 3 2023 Dec 23	Year 4 2024 Dec 24	Year 5 2025 Dec 25	
Total Acquisition Costs							
Purchase Price	1,600,000						
Transfer PIP / Major Capital Improvement Reserve	810,000						
Closing Costs	-						
Total Acquisition Costs	2,410,000						
Income							
Rooms		343,545	346,770	370,077	388,389	405,280	
Events		35,000	36,156	37,851	39,724	41,451	
Total Revenue		378,545	382,925	407,928	428,112	446,731	
Expenses							
Accounting & Financial		6,285	6,474	6,668	6,868	7,074	
Repairs & Maintenance		39,939	40,610	41,293	41,987	42,693	
Leasing & Marketing		2,499	2,574	2,651	2,731	2,813	
Insurance		10,200	10,440	10,682	10,916	11,142	
Property Management (6%)		22,713	22,976	24,476	25,687	26,804	
Property Taxes		20,823	21,313	21,808	22,284	22,727	
Utilities		18,740	18,993	19,250	19,510	19,773	
Total Expenses		121,199	123,380	126,828	129,982	133,046	
Owner's expenses							
Investor Management Fee (1% of Revenue)		3,785	3,829	4,079	4,281	4,467	
Asset Management Fee (1% Capital Accounts)		8,900	8,900	8,900	8,900	8,900	
NET OPERATING INCOME		244,660	246,816	268,120	284,949	300,317	
Reserve for Replacement		3,785	3,829	4,079	4,281	4,467	
Debt Service	Temp Loan						
Loan Disbursement Net of Fees	1,520,000						
Interest Payments		44,329	44,329	44,329	44,329	44,329	
Principal Payments		53,590	53,590	53,590	63,382	1,295,848	
Charitable Donations (1%)		2,003	2,025	2,238	2,406	2,560	
Exit							
Sales Price		-	-	-	-	3,336,859	
Sales Expense		-	-	-	-	166,843	
Disposition Fee (1%)						33,369	
Sales Proceeds (Unlevered)		-	-	-	-	3,136,648	
Cash Flow Before Financing	(2,410,000)	238,871	240,962	261,803	278,262	3,429,938	
Cash Flow After Financing	(890,000)	140,952	143,043	163,884	170,551	2,089,761	

Investor returns calculation (Waterfall)			Year 1	Year 2	Year 3	Year 4	Year 5	Totals
Capital	$	(890,000)						
Available cash from cash flow			140,952	143,043	163,884	170,551	2,089,761	
Available cash from sale								
Pref			71,200	71,200	71,200	71,200	71,200	356,000
Equity returned			69,752	71,843	92,684	99,351	556,371	890,000
Balance of equity	$	890,000	820,248	748,405	655,722	556,371	0	
80% LP Split			0	0	0	0	534,000	534,000
20% GP Split			0	0	0	0	133,500	133,500
Balance of cash available								
60% LP Split			0	0	0	0	476,814	476,814
40% GP Split	$	-	0	0	0	0	317,876	317,876
TOTAL TO LP INVESTORS	$	(890,000)	140,952	143,043	163,884	170,551	1,638,385	

Total Investor Member Returns	2,256,814
Total Sponsor Returns	451,376
Total Returns	2,708,190

EXHIBIT C: RISKS OF INVESTING

THE PURCHASE OF SECURITIES FROM THE COMPANY IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OR ALL OF YOUR MONEY. THIS INVESTMENT IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

Risks Associated with the Real Estate Industry.

Speculative Nature of Real Estate Investing. Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-2008. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which may not be insurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. You should invest in real estate in general, and in the Company in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

Environmental Risks. The Company has undertaken what it believes to be adequate testing of the property and is not aware of any environmental contamination. However, the nature of these tests is such that contamination cannot be entirely ruled out. Under Federal and State laws, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owner knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic.

ADA Compliance. The Americans with Disabilities Act of 1990 (the "ADA") requires all public buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can add significant time and costs to a project.

Regulation and Zoning. Like all real estate projects, this project is subject to extensive building and zoning ordinances and codes, which can change at any time. Complying with all of these rules could add significant time and costs to the project.

Casualty Losses. A fire, hurricane, mold infestation, or other casualty could materially and adversely affect the project.

Illiquidity of Real Estate. Real estate is not "liquid," meaning it's hard to sell. Thus, the Company might not be able to sell the project as quickly as it would like or on the terms that it would like.

Property Values Could Decrease. The value of the Company's real estate could decline, perhaps significantly. Factors that could cause the value of real estate to decline include, but are not limited to:

- Changes in interest rates

- Competition from other property

- Changes in national or local economic conditions

- Changes in zoning

- Environmental contamination or liabilities

- Changes in local market conditions

- Fires, floods, and other casualties

- Uninsured losses

- Undisclosed defects in property

- Incomplete or inaccurate due diligence

Inability to Attract and/or Retain Tenants. The Company will face significant challenges attracting and retaining qualified tenants. These challenges could include:

- Competition from other landlords

- Changes in economic conditions could reduce demand

- Existing tenants might not renew their leases

- The Company might have to make substantial improvements to the property, and/or reduce rent, to remain competitive

- Portions of the property could remain vacant for extended periods

- A tenant could default on its obligations, or go bankrupt, causing an interruption in rental income

Risks Associated with Development and Construction. The Company is or will be engaged in development and construction. Development and construction can be time-consuming and are fraught with risk, including the risk that projects will be delayed or cost more than budgeted.

Liability for Personal Injury. The Company might be sued for injuries that occur in or outside the project, *e.g.*, "slip and fall" injuries.

Risks Common to Companies on the Platform Generally

Reliance on Management. Under our Operating Agreement, Investors will not have the right to participate in the management of the Company. Instead, Jim Heid will manage all aspects of the Company and its business. Furthermore, if Mr. Heid or other key personnel of the issuer were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially. Thus, you should not invest unless you are comfortable relying on the Company's management team. You will never have the right to oust management, no matter what you think of them.

Inability to Sell Your Investment. The law prohibits you from selling your securities (except in certain very limited circumstances) for one year after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term (in the case of debt securities) or indefinitely (in the case of equity securities).

We Might Need More Capital. We might need to raise more capital in the future to fund new product development, expand its operations, buy property and equipment, hire new team members, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an Investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in economic conditions could hurt Our businesses. Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, decreases in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors, hurt businesses generally and could hurt our business as well. These events are generally unpredictable.

No Registration Under Securities Laws. Our securities will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information. Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide Investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information. We will be required to provide some information to Investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting Company; and we are allowed to stop providing annual information in certain circumstances.

Breaches of Security. It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

Uninsured Losses. We might not buy enough insurance to guard against all the risks of our business, whether because it doesn't know enough about insurance, because we can't afford adequate insurance, or some combination of the two. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage our business.

Unreliable Financial Projections. We might provide financial projections reflecting what we believe are reasonable assumptions concerning the Company and its future. However, the nature of business is that financial projections are rarely accurate. The actual results of investing in the Company will likely be different than the projected results, for better or worse.

Limits on Liability of Company Management. Our Operating Agreement limits the liability of management, making it difficult or impossible for Investors to sue managers successfully if they make mistakes or conduct themselves improperly. You should assume that you will never be able to sue the management of the Company, even if they make decisions you believe are stupid or incompetent.

Changes in Laws. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could adversely affect the Company.

Conflicts of Interest. In many ways your interests and ours will coincide: you and we want the Company to be as successful as possible. However, our interests might be in conflict in other important areas, including these:

- You might want the Company to distribute money, while the Company might prefer to reinvest it back into the business.

- You might wish the Company would be sold so you can realize a profit from your investment, while management might want to continue operating the business.

- You would like to keep the compensation of managers low, while managers want to make as much as they can.

- You would like management to devote all their time to this business, while they might own and manage other businesses as well.

Your Interests Aren't Represented by Our Lawyers. We have lawyers who represent us. These lawyers have drafted our Operating Agreement and Investment Agreement, for example. None of these lawyers

represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

Risks Associated with Equity Securities

Equity Comes Last in the Capital Stack. You will be buying "equity" securities in the Company. The holders of the equity interests stand to profit most if the Company does well but stand last in line to be paid when the Company dissolves. Everyone – the bank, the holders of debt securities, even ordinary trade creditors – has the right to be paid first. You might buy equity hoping the Company will be the next Facebook but face the risk that it will be the next Theranos.

Possible Tax Cost. The Company is a limited liability company and, as such, will be taxed as a partnership, with the result that its taxable income will "flow through" and be reported on the tax returns of the equity owners. It is therefore possible that you would be required to report taxable income of the Company on your personal tax return, and pay tax on it, even if the Company doesn't distribute any money to you. To put it differently, your taxable income from a limited liability company is not limited to the distributions you receive.

Your Interest Might be Diluted: As an equity owner, your interest will be "diluted" immediately, in the sense that (1) the "book value" of the Company is lower than the price you are paying, and (2) the founder of the Company, and possibly others, bought their stock at a lower price than you are buying yours. Your interest could be further "diluted" in the future if the Company sells stock at a lower price than you paid.

Future Investors Might Have Superior Rights: If the Company needs more capital in the future and sells stock to raise that capital, the new Investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Our Companies will not be Subject to the Corporate Governance Requirements of the National Securities Exchange: Any Company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect Investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (*i.e.*, directors with no material outside relationships with the Company or management), which is responsible for monitoring the Company's compliance with the law. Our Company is not required to implement these and other stockholder protections.

Risks Associated with COVID19.

COVID-19 has so far had a significant negative impact on the economy overall with regards to increased unemployment, reduced consumer and travel spending, and challenges to hospitality businesses such as hotels and restaurants. However, recommendations by the National Institute of Health (NIH) and new consumer behaviors including escaping urban environments, social distancing and creating COVID bubbles

have increased rural demand both for ownership and retreat opportunities.[43] [44] The rural redevelopment plan of the Company has not changed in response to COVID-19 but in fact has been reaffirmed by long term expected changes in market demand. Because of the unprecedented nature of this 100-year event, the Company discloses here both positive and negative potentialities that may result.

Negative effects

- Local regulations may restrict or prohibit travel to or from other areas.[45]
- Restaurants and local amenities may be less available to potential renters encouraging them to stay at their permanent residence. Cultural performances and museums may become unavailable.
- People may be less willing to travel by air to remote destinations.
- People may be concerned about rental accommodations being fully sanitized before their stay.
- These conditions are subject to change and we don't know how long these negative effects may continue.

Positive effects

- Demand for rural real estate rentals has increased and may continue to do so. AirBnB reports a 25% increase in bookings for rural destinations over 2019. This trend resulted in stronger bookings of The Playhouse and may result in higher nightly rates and more nights booked.[46]
- Demand for rural real estate has also increased and may lead to a higher exit sale price for the Property. Sales are up 14% and pending listings are up 53% compared to last year. The website theBerkshireedge.com has called it a "buying frenzy" in the Berkshires.[47]
- As people seek to isolate themselves from urban environments, demand for all types of rural accommodations has increased.[48]
- Many more people are working from home and may need more space than available in their current primary residence. As people spend more time at home, demand for larger properties has increased and may continue to do so. Demand for amenities outside the property may decrease.
- These conditions are subject to change and we don't know how long these positive effects may continue.

Numerous other potential or actual risks could arise as the situation continues to unfold.

---

[43]https://www.hackensackmeridianhealth.org/HealthU/2020/08/26/how-to-create-a-covid-bubble-and-why-you-should-consider-one/
[44] https://www.globest.com/2020/07/13/covid-could-cause-real-estate-vacuum-in-big-cities-boom-in-rural-towns/
[45] https://www.mass.gov/info-details/covid-19-travel-order
[46]https://www.cnbc.com/2020/08/06/rural-airbnb-bookings-are-surging-as-vacationers-look-to-escape-the-coronavirus.html
[47] https://theberkshireedge.com/covid-19-spurs-real-estate-buying-frenzy-in-the-berkshires/
[48] https://www.cnn.com/2020/08/31/success/leaving-the-city-for-suburbs/index.html

EXHIBIT D: LLC AGREEMENT

This is an Agreement, entered into effective on October 12, 2020, by and among The Freeman Berkshires, LLC, a Delaware limited liability company (the "Company"), Shared Estates Asset Fund GP, LLC, a Delaware limited liability company (the "Sponsor"), Shared Estates Asset Fund 1, LLC, a Delaware limited liability company (the "Manager") and the persons (the "Investor Members") who are admitted to the Company and designated as such by the Manager. Sponsor and the Investor Members are sometimes referred to as "Members" in this Agreement.

Background

I.   Some or all of the Investor Members acquired their interests in the Company through www.SmallChange.co (the "Site").

II.   The Members own all of the limited liability company interests of the Company and wish to set forth their understandings concerning the ownership and operation of the Company in this Agreement, which they intend to be the "limited liability company agreement" of the Company within the meaning of 6 Del. C. 18-101(7).

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties agree as follows:

1.   **ARTICLE ONE: FORMATION OF LIMITED LIABILITY COMPANY**

1.1. **Continuation of Limited liability company**. The Company has been formed in accordance with and pursuant to the Delaware Limited liability company Act (the "Act") for the purpose set for the below. The rights and obligations of the Members to one another and to third parties shall be governed by the Act except that, in accordance with 6 Del. C. 18-1101(b), conflicts between provisions of the Act and provisions in this Agreement shall be resolved in favor of the provisions in this Agreement except where the provisions of the Act may not be varied by contract as a matter of law.

1.2. **Name**. The name of the Company shall be "The Freeman Berkshires LLC" and all of its business shall be conducted under that name or such other name(s) as may be designated by the Manager.

1.3. **Purpose**. The purpose of the Company shall be to purchase, renovate and operate the estate located at 46 Bow Wow Rd, Egremont in Massachusetts, as a luxury shared rental property (the "Project"). In carrying on its business, the Company may enter into contracts, incur indebtedness, sell, lease, or encumber any or all of its property, engage the services of others, enter into joint ventures, and take any other actions the Manager deems advisable.

1.4. **Fiscal Year**. The fiscal and taxable year of the Company shall be the calendar year, or such other period as the Manager determines.

2.   **ARTICLE TWO: CONTRIBUTIONS AND LOANS**

2.1. **Initial Contributions**. Sponsor has contributed $390,00 to the capital of the Company in the form of cash as an Investor Member. Each Investor Member has made a capital contribution to the Company pursuant to an Investment Agreement executed by such Investor Member. The foregoing capital

contributions of Sponsor and the Investor Members are referred to as "Capital Contributions."

2.2. **Other Required Contributions**. No Member shall have the obligation to contribute any capital to the Company beyond the Capital Contributions described in section 2.1. Without limitation, no such Member shall, upon dissolution of the Company or otherwise, be required to restore any deficit in such Member's capital account.

2.3. **Loans**.

2.3.1.　**In General**. Sponsor or its affiliates, may, but shall not be required to, lend money to the Company in their sole discretion. No other Member may lend money to the Company without the prior written consent of the Manager. Subject to applicable state laws regarding maximum allowable rates of interest, loans made by any Member to the Company pursuant to section 2.3.1 ("Member Loans") shall bear interest at the higher of (i) 6% per year, or (ii) the minimum rate necessary to avoid "imputed interest" under section 7872 or other applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Such loans shall be payable on demand and shall be evidenced by one or more promissory notes.

2.3.2.　**Repayment of Loans**. After payment of (i) current and past-due debt service on liabilities of the Company other than Member Loans, and (ii) all operating expenses of the Company, the Company shall pay the current and past-due debt service on any outstanding Member Loans before distributing any amount to any Member pursuant to Article Four. Such loans shall be repaid *pro rata*, paying all past-due interest first, then all past-due principal, then all current interest, and then all current principal.

2.4. **Other Provisions on Capital Contributions**. Except as otherwise provided in this Agreement or by law:

2.4.1.　No Member shall be required to contribute any additional capital to the Company;

2.4.2.　No Member may withdraw any part of his capital from the Company;

2.4.3.　No Member shall be required to make any loans to the Company;

2.4.4.　Loans by a Member to the Company shall not be considered a contribution of capital, shall not increase the capital account of the lending Member, and shall not result in the adjustment of the number of Shares owned by a Member, and the repayment of such loans by the Company shall not decrease the capital accounts of the Members making the loans;

2.4.5.　No interest shall be paid on any initial or additional capital contributed to the Company by any Member;

2.4.6.　Under any circumstance requiring a return of all or any portion of a capital contribution, no Member shall have the right to receive property other than cash; and

2.4.7.　No Member shall be liable to any other Member for the return of his or its capital.

2.5. **No Third-Party Beneficiaries**. Any obligation or right of the Members to contribute capital under the terms of this Agreement does not confer any rights or benefits to or upon any person who is not a party to this Agreement.

3. **ARTICLE THREE: PERCENTAGE INTERESTS; CAPITAL ACCOUNTS**

3.1. **Percentage Interests**. The limited liability company interests of the Company shall consist of "Percentage Interests." Initially, the Percentage Interest of each Member shall be equal to a percentage equal to the Capital Contribution of such Member divided by the aggregate Capital Contributions of all of the Members. However, the Manager may adjust the Percentage Interests of the Members (i) to reflect the addition of additional Investor Members, or (ii) otherwise to carry out the purposes of this Agreement. The Manager may not, however, adjust the Percentage Interest of any Investor Member relative to Sponsor or any other Investor Member, except in the case of additional Capital Contributions.

3.2. **Capital Accounts**. A capital account shall be established and maintained for each Member. Each Member's capital account shall initially be credited with the amount of his Capital Contribution. Thereafter, the capital account of a Member shall be increased by the amount of any additional contributions of the Member and the amount of income or gain allocated to the Member and decreased by the amount of any distributions to the Member and the amount of loss or deduction allocated to the Member, including expenditures of the Company described in section 705(a)(2)(B) of the Code. Unless otherwise specifically provided herein, the capital accounts of the Members shall be adjusted and maintained in accordance with Code section 704 and the regulations thereunder.

4. **ARTICLE FOUR: DISTRIBUTIONS AND ALLOCATIONS**

4.1. **Distributions**.

4.1.1.   **In General**. Within thirty (30) days after the end of each calendar year, or at such other more frequent intervals as the Manager shall determine, the Company shall distribute its Available Cash as follows:

(a) First, the Available Cash shall be distributed to the Investor Members, including the Sponsor as Investor Member, until they have received their Preferred Return of 8% for the current year.

(b) Second, the balance of the Available Cash, if any, shall be distributed to the Investor Members, including the Sponsor as Investor Member, until they have received any shortfall in the Preferred Return for any prior year.

(c) Third, the balance of the Available Cash, if any, shall be distributed to the Investor Members, including the Sponsor as Investor Member, until they have received a full return of their Unreturned Investment.

(d) Fourth, the balance of the Available Cash, if any, shall be distributed as follows until Investor Members, including the Sponsor as Investor Member, have received an amount equal to twice (200% of) their original investment in total.

(1)   80 % to the Investor Members, including the Sponsor as Investor Member; and

(2)   20% to Sponsor as a promoted interest.

(e) Fifth, the balance of the Available Cash, if any, shall be distributed:

(1)   60 % to the Investor Members, including the Sponsor as Investor Member; and

(2)   40% to Sponsor as a promoted interest.

4.1.2.   **Distributions Among Investor Members**. Any distributions made to Investor Members as a group pursuant to section 4.1.1 shall be made among the Investor Members in accordance with their respective Percentage Interests.

4.1.3.   **Definitions**. The following definitions shall apply for purposes of this section 4.1:

(a) "Available Cash" means the cash of the Company available for distribution to the Members, in the sole discretion of the Manager, taking into account, among other things, the cash flow from the operations of the Company and the Project, the net proceeds from the sale or refinancing of the Project, debt service (including debt service on Member Loans), amounts added to and released from reserve accounts established by the Manager in its sole discretion, and all of the operating expenses of the Company.

(b) "Investor Member" means a Member that has made a Capital Contribution.

(c) "Preferred Return" means an annual, cumulative, compounding return of 8% on the Unreturned Investment of each Member.

(d) "Unreturned Investment" means, for each Member, the Capital Contribution of such Member reduced by any distributions received by such Member pursuant to section 4.1.1(b).

4.1.4.   **Distributions to Pay Personal Tax Liabilities**. In the event that the Company recognizes net gain or income for any taxable year, the Company shall, taking into account its financial condition and other commitments, make a good faith effort to distribute to each Member, no later than April 15th of the following year, an amount equal to the net gain or income allocated to such Member, multiplied by the highest marginal tax rate for individuals then in effect under section 1 of the Code plus the highest rate then in effect under applicable state law, if such amount has not already been distributed to such Member pursuant to this section 4.1. If any Member receives a smaller or larger distribution pursuant to this section than he would have received had the same aggregate amount been distributed pursuant to section 4.1, then subsequent distributions shall be adjusted accordingly.

4.1.5.   **Tax Withholding**. To the extent the Company is required to pay over any amount to any federal, state, local or foreign governmental authority with respect to distributions or allocations to any Member, the amount withheld shall be deemed to be a distribution in the amount of the withholding to that Member. If the amount paid over was not withheld from an actual distribution (i) the Company shall be entitled to withhold such amounts from subsequent distributions, and (ii) if no such subsequent distributions are anticipated for six (6) months, the Member shall, at the request of the Company, promptly reimburse the Company for the amount paid over.

4.1.6.   **Assets Distributed in Kind**. If the Company distributes non-cash assets to the Members, including but not limited to promissory notes, each Member shall receive a *pro rata* share of such non-cash assets.

4.1.7.   **Manner of Distribution**. All distributions to the Members will be made as Automated

Clearing House (ACH) deposits into an account designated by each Member. If a Member does not authorize the Company to make such ACH distributions into a designated Member account, distributions to such Member will be made by check and mailed to such Member after deduction by the Company from each check of a Fifty Dollar ($50) processing fee.

4.1.8. **Other Rules Governing Distributions**. No distribution prohibited by 6 Del. C. §18-607 or not specifically authorized under this Agreement shall be made by the Company to any Member in his or its capacity as a Member. A Member who receives a distribution prohibited by 6 Del. C. §18-607 shall be liable as provided therein.

4.2. **Allocations of Profits and Losses**.

4.2.1. **General Rule: Allocations Follow Cash**. The Company shall seek to allocate its income, gains, losses, deductions, and expenses ("Tax Items") in a manner so that (i) such allocations have "substantial economic effect" as defined in section 704(b) of the Code and the regulations issued thereunder (the "Regulations") and otherwise comply with applicable tax laws; (ii) each Member is allocated income equal to the sum of (A) the losses he, she, or it is allocated, and (B) the cash profits he, she, or it receives; and (iii) after taking into account the allocations for each year as well as such factors as the value of the Company's assets, the allocations likely to be made to each Member in the future, and the distributions each Member is likely to receive, the balance of each Member's capital account at the time of the liquidation of the Company will be equal to the amount such Member is entitled to receive pursuant to this Agreement. That is, the allocation of the Company's Tax Items should, to the extent reasonably possible, follow the actual and anticipated distributions of cash, in the discretion of the Manager. In making allocations the Manager shall use reasonable efforts to comply with applicable tax laws, including without limitation through incorporation of a "qualified income offset," a "gross income allocation," and a "minimum gain chargeback," as such terms or concepts are specified in the Regulations. The Manager shall be conclusively deemed to have used reasonable effort if it has sought and obtained advice from counsel.

4.2.2. **Losses and Income Attributable to Member Loans**. In the event the Company recognizes a loss attributable to loans from the Members, then such loss, as well as any income recognized by the Company as a result of the repayment of such loan (including debt forgiveness income), shall be allocated to the Member(s) making such loan.

4.2.3. **Allocations Relating to Taxable Issuance of Interest**. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an interest in the Company by the Company to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

4.2.4. **Section 754 Election**. The Company may, but shall not be required to, make an election under section 754 of the Code at the request of any Member. The Company may condition its consent to make such an election on the agreement of the requesting Member to pay directly or reimburse the Company for any costs incurred in connection with such election or the calculations required as a result of such an election.

4.2.5.   **Pre-Distribution Adjustment**. In the event property of the Company is distributed to one or more the Members in kind, there shall be allocated to the Members the amount of income, gain or loss which the Company would have recognized had such property been sold for its fair market value on the date of the distribution, to the extent such income, gain or loss has not previously been allocated among the Members. The allocation described in this section is referred to as the "Pre-Distribution Adjustment."

5.   **ARTICLE FIVE: MANAGEMENT**

5.1. **Management by Manager**.

5.1.1.   **In General**. The business and affairs of the Company shall be directed, managed, and controlled by a single manager (the "Manager"). Sponsor shall serve as the Manager of the Company.

5.1.2.   **Powers of Manager**. The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company's business.

5.1.3.   **Examples of Manager's Authority**. Without limiting the grant of authority set forth in section 5.1.2, the Manager shall have the power to (i) admit new Members on such terms as the Manager may determine; (ii) engage the services of third parties to perform services; (iii) make all decisions regarding the Projects and the Company's interest in the Project Entities; (iv) enter into leases and any other contracts of any kind; (v) incur indebtedness on behalf of the Company, whether to banks or other lenders; (vi) determine the timing and amount of distributions; (vii) determine the information to be provided to the Members; (viii) grant liens and other encumbrances on the Company's assets; (ix) file and settle lawsuits on behalf of the Company; (x) file a petition in bankruptcy; (xi) sell or otherwise dispose of all or substantially all of the Company's business or assets, including but not limited to the Properties or the Company's interest in the Property Companies, in the ordinary course of business or otherwise; (xii) discontinue the business of the Company or any Property Company; and (xiii) dissolve the Company.

5.2. **Resignation**. A Manager may resign at any time by giving written notice to all of the Members. The resignation of a Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a Manager shall not affect his rights as a Member and shall not constitute a withdrawal of a Member.

5.3. **Standard of Care**. The Manager shall conduct the Company's business using its business judgment.

5.4. **Appointment of Manager**. In the event of the resignation of a Manager, a new Manager shall be appointed by Members owning a majority of the Percentage Interests.

5.5. **Restrictions on Members**. Except as expressly provided otherwise in this Agreement, Members who are not also the Manager shall not be entitled to participate in the management or control of the Company, nor shall any such Member hold himself out as having such authority. Unless authorized to do

so by the Manager, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager in writing to act as an agent of the Company in accordance with the previous sentence.

5.6. **Officers**. The Manager may, from time to time, designate one or more persons to serve as officers of the Company, with such titles, responsibilities, compensation, and terms of office as the Manager may designate. Any officer may be removed by the Manager with or without cause. The appointment of an officer shall not in itself create contract rights.

5.7. **Time Commitment**. The Manager shall devote such time to the business and affairs of the Company as the Manager may determine in its sole and absolute discretion.

5.8. **Compensation of Manager and its Affiliates**.

5.8.1. **Acquisition Fee**. As compensation for its services in organizing the Company, the Manager shall be entitled to a one-time fee equal to 2% of the purchase price.

5.8.2. **Asset Management Fee**. Each month, the Manager shall be entitled to an asset management fee equal to one-twelfth of one percent (1/12)% of the aggregate capital account balances of the Members on the last day of the previous month.

5.8.3. **Fees for Other Services**. The Manager may engage itself or its affiliates to perform services on behalf of the Company, provided that any compensation paid by the Company for such services shall be (i) fair to the Company, (ii) comparable to the compensation that would be paid to unrelated parties, and (iii) promptly disclosed to all of the Members.

6. **ARTICLE SIX: OTHER BUSINESSES; INDEMNIFICATION; CONFIDENTIALITY**

6.1. **Other Businesses**. Each Member and Manager may engage in any business whatsoever, including a business that is competitive with the business of the Company, and the other Members shall have no interest in such businesses and no claims on account of such businesses, whether such claims arise under the doctrine of "corporate opportunity," an alleged fiduciary obligation owed to the Company or its members, or otherwise.

6.2. **Exculpation and Indemnification**

6.2.1. **Exculpation**.

(a) **Covered Persons**. As used in this section 6.2, the term "Covered Person" means the Manager and its affiliates and the officers, employees, and agents of the Company, acting within the scope of their authority.

(b) **Standard of Care**. No Covered Person shall be liable to the Company for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in the good-faith business judgment of such Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c) **Good Faith Reliance**. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including

35

financial statements and information) of the following persons: (i) another Covered Person; (ii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Covered Person reasonably believes to be within such other person's professional or expert competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in the Act.

6.2.2. **Liabilities and Duties of Covered Persons**.

(a) **Limitation of Liability**. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each Member and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b) **Duties**. Whenever a Covered Person is permitted or required to make a decision, the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

6.2.3. **Indemnification**.

(a) **Indemnification**. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed by such Covered Person on behalf of the Company in connection with the business of the Company; provided, that (i) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (ii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, non-appealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe

that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b) **Reimbursement**. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this section 6.2.3; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this section 6.2.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c) **Entitlement to Indemnity**. The indemnification provided by this section 6.2.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this section 6.2.3 shall continue to afford protection to each Covered Person regardless whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this section 6.2.3 and shall inure to the benefit of the executors, administrators, and legal representative of such Covered Person.

(d) **Insurance**. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e) **Funding of Indemnification Obligation**. Any indemnification by the Company pursuant to this section 6.2.3 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnification obligation.

(f) **Savings Clause**. If this section 6.2.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this section 6.2.3 to the fullest extent permitted by any applicable portion of this section 6.3 that shall not have been invalidated and to the fullest extent permitted by applicable law.

6.2.4. **Amendment**. The provisions of this section 6.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this section is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts

existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

6.2.5.   **Survival**. The provisions of this section 6.2 shall survive the dissolution, liquidation, winding up, and termination of the Company.

6.3. **Confidentiality**. For as long as he, she, or it owns an interest in the Company and at all times thereafter, no Investor Member shall divulge to any person or entity, or use for his or its own benefit or the benefit of any person, any information of the Company of a confidential or proprietary nature, including, but not limited to (i) financial information; (ii) designs, drawings, plans, and specifications; (iii) the business methods, systems, or practices used by the Company; and (iii) the identity of the Company's Members, customers, or suppliers. The foregoing shall not apply to information that is in the public domain or that an Investor Member is required to disclose by legal process.

7.   **ARTICLE SEVEN: BANK ACCOUNTS; BOOKS OF ACCOUNT; REPORTS**

7.1. **Bank Accounts**. Funds of the Company may be deposited in accounts at banks or other institutions selected by the Manager. Withdrawals from any such account or accounts shall be made in the Company's name upon the signature of such persons as the Manager may designate. Funds in any such account shall not be commingled with the funds of any Member.

7.2. **Books and Records of Account**. The Company shall keep at its principal offices books and records of account of the Company which shall reflect a full and accurate record of each transaction of the Company.

7.3. **Annual Financial Statements and Reports**. Within a reasonable period after the close of each fiscal year, the Company shall furnish to each Member with respect to such fiscal year (i) a statement showing in reasonable detail the computation of the amount distributed under section 4.1, (ii) a balance sheet of the Company, (iii) a statement of income and expenses, and (iv) such information from the Company's annual information return as is necessary for the Members to prepare their Federal, state and local income tax returns. The financial statements of the Company need not be audited by an independent certified public accounting firm unless the Manager so elects.

7.4. **Reports Required by Law**. If the Company has engaged in an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933, then the Company shall provide all Investor Members (not just those who acquired their Percentage Interests in a particular offering) with information as required by 17 CFR 227.202, in addition to the information required by section 7.3.

7.5. **Right of Inspection**.

7.5.1.   **In General**. If a Member wishes additional information or to inspect the books and records of the Company for a *bona fide* purpose, the following procedure shall be followed: (i) such Member shall notify the Manager, setting forth in reasonable detail the information requested and the reason for the request; (ii) within sixty (60) days after such a request, the Manager shall respond to the request by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for the Member to inspect the Company's records; (iii) any inspection of the Company's records shall be at the sole cost and expense of the requesting Member; and (iv) the

requesting Member shall reimburse the Company for any reasonable costs incurred by the Company in responding to the Member's request and making information available to the Member.

7.5.2. **Bona Fide Purpose**. The Manager shall not be required to respond to a request for information or to inspect the books and records of the Company if the Manager believes such request is made to harass the Company or the Manager, to seek confidential information about the Company, or for any other purpose other than a *bona fide* purpose.

7.5.3. **Representative**. An inspection of the Company's books and records may be conducted by an authorized representative of a Member, provided such authorized representative is an attorney or a licensed certified public accountant and is reasonably satisfactory to the Manager.

7.5.4. **Restrictions**. The following restrictions shall apply to any request for information or to inspect the books and records of the Company:

(a) No Member shall have a right to a list of the Investor Members or any information regarding the Investor Members.

(b) Before providing additional information or allowing a Member to inspect the Company's records, the Manager may require such Member to execute a confidentiality agreement satisfactory to the Manager.

(c) No Member shall have the right to any trade secrets of the Company or any other information the Manager deems highly sensitive and confidential.

(d) No Member may review the books and records of the Company more than once during any twelve (12) month period.

(e) Any review of the Company's books and records shall be scheduled in a manner to minimize disruption to the Company's business.

(f) A representative of the Company may be present at any inspection of the Company's books and records.

(g) If more than one Member has asked to review the Company's books and records, the Manager may require the requesting Members to consolidate their request and appoint a single representative to conduct such review on behalf of all requested Members.

(h) The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

7.6. **Tax Matters**.

7.6.1. **Designation**. The Manager shall be designated as the "tax matters partner" (as defined in Code Section 6231 before it was amended by the Bipartisan Budget Act of 2015 ("BBA")) (the "Tax Matters Partner") and, for tax years beginning on or after January 1, 2018, the "Company representative" (the "Company Representative") as provided in Code section 6223(a) (as amended by the BBA). Any expenses incurred by the Manager in carrying out its responsibilities and duties as Tax Matters Partner or Company Representative shall be an expense of the Company.

7.6.2. **Examinations and Audits**. The Tax Matters Partner and Company Representative are

authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Tax Matters Partner and Company Representative and to do or refrain from doing any or all things reasonably requested by the Tax Matters Partner or Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Partner agrees that any action taken by the Tax Matters Partner or Company Representative in connection with audits of the Company shall be binding upon such Partners and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Tax Matters Partner and Company Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Partners) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

7.6.3. **Elections and Procedures**. In the event of an audit of the Company that is subject to the Company audit procedures enacted under section 1101 of the BBA (the "BBA Procedures"), the Company Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Company Representative or the Company under the BBA Procedures (including any election under Code section 6226 as amended by the BBA). If an election under Code section 6226(a) (as amended by the BBA) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final Company adjustment, and each Partner shall take such adjustment into account as required under Code section 6226(b) (as amended by the BBA).

7.6.4. **Tax Returns and Tax Deficiencies**. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code section 6226 as amended by the BBA) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

7.6.5. **Tax Returns**. The Manager shall cause to be prepared and timely filed all tax returns required to be filed by or for the Company.

8. **ARTICLE EIGHT: TRANSFERS OF SHARES**

8.1. **Voluntary Transfers**.

8.1.1. **Generally**. No Investor Member shall sell, transfer, assign or encumber all or any portion of his or its Shares, with or without consideration, without the prior written consent of the Manager, which may be withheld in the sole discretion of the Manager. In the event a Member proposes to transfer all or portion of his or its Shares, the Manager may impose reasonable conditions including but not limited to: (i) the transferee shall execute a counterpart of this Agreement; (ii) the transferor shall provide the Company with an opinion of counsel, satisfactory in form and substance to the Company's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iii) the transferor and transferee shall together reimburse the Company for any reasonable expenses they incur in connection with the transfer or encumbrance, including

attorneys' fees.

8.1.2. **Prohibited Transfers**. No transfer of Shares shall be permitted if, in the judgment of the Manager, such transfer would (i) cause the Company to be treated as a publicly traded partnership as defined in Section 7704 of the Code, (ii) result in "benefit plan Investors" (as such term is defined in regulations issued by the Treasury Department) holding, in the aggregate, Twenty Five Percent (25%) or more of the value of any class of equity interests in the Company, or (iii) together with other transfers within the preceding twelve (12) months, result in the termination of the Company under section 708 of the Code.

8.1.3. **First Right of Refusal**.

(a) **In General**. In the event an Investor Member (the "<u>Selling Member</u>") receives an offer from a third party to acquire all or a portion of his, her, or its Percentage Interest (the "<u>Transfer Interest</u>"), then he, she, or it shall notify the Sponsor, specifying the Percentage Interest to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "<u>Sales Notice</u>"). Within thirty (30) days after receipt of the Sales Notice the Sponsor shall notify the Selling Member whether the Sponsor (or a person designated by the Sponsor) elects to purchase the entire Transfer Interest on the terms set forth in the Sales Notice.

(b) **Special Rules**. The following rules shall apply for purposes of this section:

(1) If the Sponsor elects not to purchase the Transfer Interest, or fails to respond to the Sales Notice within the thirty (30) day period described above, the Selling Member may proceed with the sale to the proposed purchaser, subject to section 8.1.1.

(2) If the Sponsor elects to purchase the Transfer Interest, it shall do so within thirty (30) days.

(3) If the Sponsor elects not to purchase the Transfer Interest, or fails to respond to the Sales Notice within the thirty (30) day period described above, and the Selling Member and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradeable securities to deferred payment obligations or non-tradeable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Member and the purchaser shall be treated as a new offer and shall again be subject to this section.

(4) If the Sponsor elects to purchase the Transfer Interest in accordance with this section, such election shall have the same binding effect as the then-current agreement between the Selling Member and the proposed purchaser. Thus, for example, if the Selling Member and the purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement, the election of the Sponsor shall have the effect of a non-binding letter of intent with the Selling Member. Conversely, if the Selling Member and the purchaser have entered into a binding definitive agreement, the election of the Sponsor shall have the effect of a binding definitive agreement. If the Selling Member and the Sponsor are deemed by this subsection to have entered into only a non-binding letter of intent, neither shall be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

8.1.4. **Admission of Transferee**. Any permitted transferee of Shares shall be admitted to the Company as a Member on the date agreed by the transferor, the transferee, and the Manager.

8.1.5. **Exempt Transfers**. The following transactions shall be exempt from the provisions of section 8.1:

(a) A transfer to or for the benefit of any spouse, child or grandchild of an Investor Member, or to a trust for their exclusive benefit;

(b) Any transfer pursuant to an effective registration statement filed by the Company under the Securities Act of 1933, as amended; and

(c) The sale of all or substantially all of the interests of the Company (including pursuant to a merger or consolidation);

shall remain subject to this Agreement, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement, and (iii) the transferred Shares shall not thereafter be transferred further in reliance on section 8.1.5(a).

8.1.6. **Application to Certain Entities**. In the case of an Investor Member that is a Special Purpose Entity, the restrictions set forth in section 8.1 shall apply to indirect transfers of interests in the Company by transfers of interests in such entity (whether by transfer of an existing interest or the issuance of new interests), as well as to direct transfers. A "Special Purpose Entity" means (i) an entity formed or availed of principally for the purpose of acquiring or holding an interest in the Company, and (ii) any entity if the purchase price of its interest in the Company represents at least seventy percent (70%) of its capital.

8.1.7. **Other Transfers Void**. Transfers in contravention of this section shall be null, void and of no force or effect whatsoever, and the Members agree that any such transfer may and should be enjoined.

8.2. **Death, Insolvency, Etc**. Neither the death, disability, bankruptcy, or insolvency of a Member, nor the occurrence of any other voluntary or involuntary event with respect to a Member, shall give the Company or any Member the right to purchase such Member's Shares, nor give the Member himself (or his heirs, assigns, or representatives) the right to sell such Shares to the Company or any other Member. Instead, such Member or his heirs, assigns, or legal representatives shall remain a Member subject to the terms and conditions of this Agreement.

8.3. **Incorporation**. If the Manager determines that the business of the Company should be conducted in a corporation rather than in a limited liability company, whether for tax or other reasons, each Member shall cooperate in transferring the business to a newly-formed corporation and shall execute such agreements as the Manager may reasonably determine are necessary or appropriate, consistent with the terms of this Agreement. In such event each Member shall receive stock in the newly-formed corporation equivalent to his or its Shares.

8.4. **Drag-Along Right**. In the event the Manager approves a sale or other disposition of all of the interests in the Company, then, upon notice of the sale or other disposition, each Member shall execute such documents or instruments as may be requested by the Manager to effectuate such sale or other

disposition and shall otherwise cooperate with the Manager. The following rules shall apply to any such sale or other disposition: (i) each Investor Member shall represent that he, she, or it owns his or its Shares free and clear of all liens and other encumbrances, that he, she, or it has the power to enter into the transaction, and whether he, she, or it is a U.S. person, but shall not be required to make any other representations or warranties; (ii) each Investor Member shall grant to the Manager a power of attorney to act on behalf of such Investor Member in connection with such sale or other disposition; and (iii) each Investor Member shall receive, as consideration for such sale or other disposition, the same amount he, she, or it would have received had all or substantially all of the assets of the Company been sold and the net proceeds distributed in liquidation of the Company.

8.5. **Waiver of Appraisal Rights**. Each Member hereby waives any contractual appraisal rights such Member may otherwise have pursuant to 6 Del. C. §18-210 or otherwise, as well as any "dissenter's rights."

8.6. **Withdrawal**. An Investor Member may withdraw from the Company by giving at least ninety (90) day's notice to the Manager. The withdrawing Investor Member shall be entitled to no distributions or payments from Company on account of his withdrawal, nor shall he be indemnified against liabilities of Company. For purposes of this section, an Investor Member who transfers his Shares pursuant to (i) a transfer permitted under section 8.1, or (ii) an involuntary transfer by operation of law, shall not be treated as thereby withdrawing from Company.

9.   **ARTICLE NINE: DISSOLUTION AND LIQUIDATION**

9.1. **Dissolution**. The Company shall be dissolved only upon (i) the determination of the Manager to dissolve, or (ii) the entry of a judicial decree of dissolution. Dissolution shall be effective on the date designated by the Manager, but the Company shall not terminate until liquidation of the Company has been completed in accordance with the provisions of section 9.2.

9.2. **Liquidation**.

9.2.1.   **Generally**. If the Company is dissolved, the Company's assets shall be liquidated, and no further business shall be conducted by the Company except for such action as shall be necessary to wind-up its affairs and distribute its assets to the Members pursuant to the provisions of this Article Nine. Upon such dissolution, the Manager shall have full authority to wind-up the affairs of the Company and to make final distribution as provided herein.

9.2.2.   **Distribution of Assets**. After liquidation of the Company, the assets of the Company shall be distributed as set forth in Article Four.

9.2.3.   **Distributions In Kind**. The assets of the Company shall be liquidated as promptly as possible so as to permit distributions in cash, but such liquidation shall be made in an orderly manner so as to avoid undue losses attendant upon liquidation. In the event that in the Manager' opinion complete liquidation of the assets of the Company within a reasonable period of time proves impractical, assets of the Company other than cash may be distributed to the Members in kind but only after all cash and cash-equivalents have first been distributed and after the Pre-Distribution Adjustment.

9.2.4.   **Statement of Account**. Each Member shall be furnished with a statement prepared by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date

of complete liquidation, and the capital account of each Member immediately prior to any distribution in liquidation.

10.   **ARTICLE TEN: POWER OF ATTORNEY**

10.1.   **In General**. The Manager shall at all times during the term of the Company have a special and limited power of attorney as the attorney-in-fact for each Investor Member, with power and authority to act in the name and on behalf of each such Investor Member, to execute, acknowledge, and swear to in the execution, acknowledgement and filing of documents which are not inconsistent with the provisions of this Agreement and which may include, by way of illustration but not by limitation, the following:

10.1.1. This Agreement and any amendment of this Agreement authorized under section 11.1;

10.1.2. Any other instrument or document that may be required to be filed by the Company under the laws of any state or by any governmental agency or which the Manager shall deem it advisable to file;

10.1.3. Any instrument or document that may be required to affect the continuation of the Company, the admission of new Members, or the dissolution and termination of the Company; and

10.1.4. Any and all other instruments as the Manager may deem necessary or desirable to effect the purposes of this Agreement and carry out fully its provisions.

10.2.   **Terms of Power of Attorney**. The special and limited power of attorney of the Manager (i) is a special power of attorney coupled with the interest of the Manager in the Company, and its assets, is irrevocable, shall survive the death, incapacity, termination or dissolution of the granting Investor Member, and is limited to those matters herein set forth; (ii) may be exercised by the Manger by an through one or more of the officers of the Manager for each of the Investor Members by the signature of the Manager acting as attorney-in-fact for all of the Investor Members, together with a list of all Investor Members executing such instrument by their attorney-in-fact or by such other method as may be required or requested in connection with the recording or filing of any instrument or other document so executed; and (iii) shall survive an assignment by an Investor Member of all or any portion of his, her or its Percentage Interest except that, where the assignee of the Percentage Interest owned by the Investor Member has been approved by the Manager for admission to the Company, the special power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument or document necessary to effect such substitution.

10.3.   **Notice to Investor Members**. The Manager shall promptly furnish to each Investor Member a copy of any amendment to this Agreement executed by the Manager pursuant to a power of attorney from such Investor Member.

11. **ARTICLE ELEVEN: MISCELLANEOUS**

11.1. **Amendments**.

11.1.1. **Amendments by Manager.** The Manager may amend this Agreement without the consent of the Investor Members, including, without limitation, to (i) correct typographical mistakes; (ii) reflect the admission of additional Members; and (iii) comply with applicable law.

11.1.2. **Limitation.** Notwithstanding section 11.1.1, without the consent of each affected Investor Member, the Manager may not adopt any amendment that would (i) amend this section 11.1.2, (ii) require any Investor Member to make additional Capital Contributions, (iii) impose personal liability on any Investor Member, (iv) change an Investor Member's share of distributions relative to other Members who are Investor Members on the date hereof, or (v) give Sponsor itself a superior right to distributions vis-à-vis the Investor Members than is currently provided in Article Four.

11.2. **Waivers**. No delay in the exercise of any right shall be deemed a waiver thereof, nor shall the waiver of a right or remedy in a particular instance constitute a waiver of such right or remedy generally.

11.3. **Assignment by Sponsor**. Sponsor may assign its Percentage Interest and its interest in this Agreement to any other entity controlled by or under common control with Sponsor.

11.4. **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given by electronic mail with transmission acknowledgment, to the principal business address of the Company, if to the Company or the Manager, to the email address of an Investor Member provided by such Investor Member, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

11.5. **Electronic Delivery**. Each Member hereby agrees that all communications with the Company, including all tax forms, shall be via electronic delivery.

11.6. **Governing Law**. This Agreement shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. Each Member hereby (i) consents to the personal jurisdiction of the Delaware courts or the Federal courts located in Delaware, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Member, (iv) consents to service of process by notice sent by regular mail to the address set forth on Schedule A and/or by any means authorized by Delaware law, and (v) if such Member is not otherwise subject to service of process in Delaware, agrees to appoint and maintain an agent in Delaware to accept service, and to notify the Company of the name and address of such agent.

11.7. **Waiver of Jury Trial**. Each Member acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each Member irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement.

11.8. **Signature in Counterparts**. This Agreement may be signed in counterparts, each of which shall be deemed to be a fully-executed original.

11.9. **Signature by Facsimile or Email**. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

11.10. **No Third-Party Beneficiaries**. Except as otherwise specifically provided in this Agreement, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

11.11. **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

11.12. **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

11.13. **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

11.14. **Execution by Investor Members**. It is anticipated that this Agreement will be executed by Investor Members through the execution of a separate Investment Agreement.

11.15. **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

11.16. **Entire Agreement**. This Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

THE FREEMAN BERKSHIRES, LLC

By: Shared Estate Asset Fund 1, LLC, As Manager

By   /s/ Daniel Dus

Daniel Dus, Managing Partner of Shared
Estate Asset Fund GP, LLC, Manager

EXHIBIT E: FINANCIAL STATEMENTS

4th day of May 2022

I, Orion Parrott certify that:

1. The financial statements of The Freeman Berkshires LLC included in this Form are true and complete in all material respects; and

2. Since The Freeman Berkshires LLC was formed in 2019, with no operations until 2021, tax returns were filed in 2022.

3. The financial statements attached are unaudited.

THE FREEMAN BERKSHIRES, LLC

By: Shared Estate Asset Fund 1, LLC, As Manager

By _Orion Parrott_____

Orion Parrott, General Partner of Shared Estate Asset Fund GP, LLC, Manager

The Freeman Berkshires

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking (1108)	12,876.75
Savings (1091)	5.00
Total Bank Accounts	**$12,881.75**
Total Current Assets	**$12,881.75**
Fixed Assets	
Accumulated Depreciation	-41,220.00
Building	1,434,664.97
Building Improvements	596,561.94
Furniture	94,012.87
Land	176,391.03
Total Fixed Assets	**$2,260,410.81**
TOTAL ASSETS	**$2,273,292.56**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Due to Shared Estates Asset Fund I LLC	33,354.74
Mortgage	1,488,740.94
Total Other Current Liabilities	**$1,522,095.68**
Total Current Liabilities	**$1,522,095.68**
Total Liabilities	**$1,522,095.68**
Equity	
Partner - Contributions	966,216.76
Retained Earnings	
Net Income	-215,019.88
Total Equity	**$751,196.88**
TOTAL LIABILITIES AND EQUITY	**$2,273,292.56**

Note
No assurance provided

The Freeman Berkshires

Profit and Loss
January - December 2021

	TOTAL
Income	
Rental Income	16,417.42
Total Income	**$16,417.42**
Expenses	
Advertising & Marketing	26,924.02
Cleaning & Maintenance	8,916.35
Due Dilligence	3,350.00
Information Technology Expense	621.85
Insurance	10,321.99
Interest Paid	25,858.77
Job Supplies	94.07
Legal & Professional Services	69,441.97
Taxes & Licenses	2,888.46
Travel	281.40
Utilities	6,368.42
Total Expenses	**$155,067.30**
NET OPERATING INCOME	**$ -138,649.88**
Other Expenses	
Depreciation Expense	41,220.00
Syndication Fees	35,150.00
Total Other Expenses	**$76,370.00**
NET OTHER INCOME	**$ -76,370.00**
NET INCOME	**$ -215,019.88**

Note
No assurance provided

The Freeman Berkshires

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-215,019.88
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accumulated Depreciation	41,220.00
Due to Shared Estates Asset Fund I LLC	33,354.74
Mortgage	1,488,740.94
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,563,315.68**
Net cash provided by operating activities	**$1,348,295.80**
INVESTING ACTIVITIES	
Building	-1,434,664.97
Building Improvements	-596,561.94
Furniture	-94,012.87
Land	-176,391.03
Net cash provided by investing activities	**$ -2,301,630.81**
FINANCING ACTIVITIES	
Partner - Contributions	966,216.76
Net cash provided by financing activities	**$966,216.76**
NET CASH INCREASE FOR PERIOD	**$12,881.75**
CASH AT END OF PERIOD	**$12,881.75**

Note
No assurance provided